FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 27th May 2004

Contract for National CEO, Mr John Stewart

The Chairman of National Australia Bank, Mr Graham Kraehe, announced today that the Board of Directors had finalised Mr John Stewart’s contract as Chief Executive Officer and Managing Director.

Mr Kraehe said the terms and conditions of Mr Stewart’s contract were in line with industry best practice.  The key terms and conditions of the new contract include:

•                       a three year term until February 2007 with the option of annual renewal thereafter;

•                       salary to be fixed at $2.23 million until October 2005;

•                       a large proportion of total remuneration to be at-risk linked to the National’s performance;

•                       target short term at-risk remuneration of $2.23 million (100% of annual salary), at least half of which to be delivered as deferred shares;

•                       long term incentives in the form of options and performance rights with an annualised value of $2.68 million; and

•                       defined termination rights and payments to ensure certainty about the way entitlements will be treated.

Mr Kraehe said the Board was delighted with John Stewart’s performance to date and was pleased to finalise a new contract providing an appropriate balance of fixed and performance based remuneration.

“John is providing strong leadership to the National and I am confident he will rebuild pride among employees and restore the reputation of the National,” he said.

A summary of Mr Stewart’s new employment contract is attached and is also available at www.nabgroup.com.  It is in line with ASX corporate governance guidelines.

For further information:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Advisor
Group Corporate Relations	Group Corporate Relations
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Or visit www.nabgroup.com

NATIONAL AUSTRALIA BANK LIMITED

Summary of the contract of employment for John Stewart as Chief Executive Officer and Managing Director

On 2 February 2004, the Board of Directors appointed John Stewart to the role of Chief Executive Officer and Managing Director.

Prior to his appointment as Chief Executive Officer in Australia, Mr Stewart was the Managing Director and Chief Executive Officer of National Australia Bank Europe Limited based in London. In August 2003, Mr Stewart was appointed to the Board of National Australia Bank Limited as an executive director.

The National’s remuneration policy and Mr Stewart’s new remuneration arrangements have been developed by the Compensation Committee, in conjunction with independent remuneration specialists, taking into account the relevant principles of the ASX Corporate Governance Guidelines and other stakeholder pronouncements.

Mr Stewart’s new remuneration package provides a balance between fixed and incentive pay in accordance with Principle 9 of the ASX Guidelines:  “Remunerate fairly and responsibly”.  Mr Stewart’s new employment contract has been framed in light of the current operating circumstances at the National.  All incentive payments have been established to deliver reward to Mr Stewart upon attainment of real and sustainable returns to shareholders.  A large proportion of the reward is linked to achievement of performance objectives considered appropriate by the Board.  The long-term incentive components of the remuneration package are subject to shareholder approval at the next Annual General Meeting.

In line with the proposed CLERP 9 requirements, the basis on which any actual STI incentive payments are made will be disclosed in the annual report and presented to shareholders.

Summary of the key terms and conditions of Mr Stewart’s new employment contract

Mr Stewart’s new employment contract has been structured in accordance with the National’s performance-oriented framework and each element of remuneration has been benchmarked against other leading ASX companies and international banks in terms of level of remuneration and total reward mix.

Contract Term

Mr Stewart’s contract is effective 2 February 2004 and will end on 1 February 2007.  The contract will be renewable annually by mutual agreement from that date.

Fixed Remuneration

Based on benchmarking undertaken by independent remuneration consultants against the fixed remuneration of Chief Executive Officers of leading ASX listed companies and of international banks, Mr Stewart’s fixed annual remuneration has been set at $2.23 million (inclusive of superannuation).  Mr Stewart’s remuneration will not be reviewed until October 2005.

This amount is inclusive of superannuation and fringe benefits, including those commonly provided by leading ASX listed companies that employ foreign executives in senior roles.  Direct relocation costs have been provided in accordance with the National’s relocation policy.

Incentive Arrangements

The National’s remuneration philosophy is based on a pay for performance framework.  The incentive components of remuneration are performance oriented and structured to reward both individual and business performance.  The performance hurdles have been developed, giving consideration to Recommendation 9.2 of Principle 9 of the ASX Guidelines and to the Investment and Financial Services Association Guidance Note No.12 (“IFSA Guidance Note”), to provide reward only for materially improved shareholder returns.

Mr Stewart will participate in both the National’s Short-Term Incentive (“STI”) Plan and the Long-Term Incentive (“LTI”) Plan under the National Australia Bank Executive Share Option Plan No. 2 (approved by shareholders by special resolution in January 1997) and the National Australia Bank Performance Rights Plan (approved by shareholders at the 2002 Annual General Meeting).

Short-Term Incentive

The National’s STI Plan has been developed to deliver performance-based, short-term reward and is currently measured through the achievement of Economic Value Added growth over a one-year period and selected Key Result Areas (“KRAs”).

For the current performance year (FY’04), the KRAs are aligned to the financial performance of the National and the achievement of milestones against the measures announced to shareholders on 12 March 2004, which included management changes, improved risk and control frameworks and cultural change.

The target value of the STI reward will be 100% of fixed remuneration (i.e. $2.23 million) with a minimum of 50% of the incentive awarded to be in ordinary shares of the National deferred until the completion of his contract.  These shares will be forfeited in the event of serious misconduct.

Long-Term Incentive

The LTI Plan is designed to reward long-term sustainable business performance measured by relative Total Shareholder Return (“TSR”) performance hurdle (in line with the IFSA Guidance Note).  Shareholder approval will be sought at the next Annual General Meeting for grants to be made to Mr Stewart.

Exercise of performance options and performance rights is subject to the satisfaction of time and performance hurdles.  Performance options and rights cannot be exercised by Mr Stewart before the third anniversary of his commencement as Chief Executive Officer and must be exercised before the fifth anniversary.  The performance hurdle will be measured during the exercise period by comparing the National’s TSR with that of two comparator groups.  Fifty percent of the LTI will be measured against the top 50 companies in the S&P/ASX 100 Index, excluding the National.  The remaining 50% will be measured against a basket of major financial services companies in the S&P/ASX 200 Index, excluding the National.  The companies to be used in each comparator group will be approved by the Compensation Committee and determined as at February 2004.

The performance options and performance rights become exercisable depending on the National’s percentile ranking within each of the comparator groups.  The National must rank at the 51st percentile for any performance options or rights to become exercisable and remain at this ranking for a period of 30 consecutive days.  If the ranking is at the 51st percentile, 50% of the performance options or rights will be exercisable.  For each 1% increase above the 51st percentile an additional 2% of performance options or rights will become exercisable, with 100% being exercisable where the National ranks at or above the 76th percentile.

It is proposed that an offer will be made in May 2004 for 210,000 performance rights and 900,000 performance options.  It is not proposed to make any further offers during the term of Mr Stewart’s employment contract.  The exercise price for each performance option is the volume weighted average price of fully-paid ordinary shares of the National traded on the ASX during the week up to and including the effective date of the employment contract (2 February 2004), namely $30.41.

Given that Mr Stewart has been given a clear mandate to achieve superior performance at the National, the Board has decided that an upfront allocation of performance options and performance rights is best aligned with the future direction of the National.

If Mr Stewart resigns within the first eighteen months of the employment contract, all performance options and rights will lapse.  If resignation occurs after eighteen months, the performance options and rights will transfer to Mr Stewart on a pro-rata basis from the effective date of the employment contract.  In this situation, the performance options and rights will have two years to satisfy the performance conditions after which they will lapse.

Valuation of performance options and rights

Valuations of the National’s performance options and performance rights are carried out by independent consultants, Mercer Finance and Risk Consulting, and are a simulated version of the Black-Scholes method as prescribed by AASB1046.

This simulation approach allows the valuation to take into account both (i) the probability of achieving the performance hurdle required for the options or rights to vest, and (ii) the potential for early exercise of vested options or rights.  The Black-Scholes method is modified in order to incorporate the performance hurdle requirements that are integral to the number of options or rights vesting (which may be zero), and the option or right holder’s ability to exercise the option or right.

Using this methodology, the annualised financial value of the above LTI reward is estimated to be $2.679 million.

Long-Term Incentive approved at last year’s Annual General Meeting

At last year’s Annual General Meeting shareholders approved the grant of 150,000 performance options and 37,500 performance rights to Mr Stewart.  The actual granting of these was held over pending the outcome of the APRA report.  They will now be granted in June 2004 in accordance with the above approval.  In accordance with the plan rules, the performance options will have an exercise price of $30.25.

Arrangements upon termination

In accordance with Recommendation 9.1 of Principle 9 of the ASX Guidelines, Mr Stewart’s termination entitlements have been agreed in advance and are disclosed below:

•                  Completion of employment contract

Mr Stewart will be entitled to any performance options and rights, and any deferred issued shares, on completion of the employment agreement.  The National will provide a one-way airfare to London and will reimburse Mr Stewart for reasonable relocation expenses.

•                  Resignation by Mr Stewart

Mr Stewart may resign from the National by giving six months’ written notice.  If Mr Stewart resigns within the first eighteen months of the employment contract, all performance options and rights will lapse.  If resignation occurs after eighteen months, the performance options and rights will transfer to Mr Stewart on a pro-rata basis from the effective date of the employment contract but will remain subject to the achievement of the performance hurdles.

•                  Summary termination by the National

The National may summarily terminate Mr Stewart’s employment contract with immediate effect.  All deferred issued shares, and performance options and rights, would be forfeited by Mr Stewart.

•                  Termination on notice/material change of circumstances

The National may terminate Mr Stewart’s employment contract by giving six months’ written notice and will make a termination payment to Mr Stewart of 12 months’ fixed remuneration.  The performance options and rights will transfer to Mr Stewart but they would remain subject to the achievement of the performance hurdles.

•                  Non-solicitation and non-competition covenants

For a period of 12 months from the date of Mr Stewart’s cessation of employment for any reason, Mr Stewart cannot solicit or entice from the National any employees or customers of the National or participate in a business that is in direct competition with the National.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook
Date: 28 May 2004	Title:	Company Secretary